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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(B),
       (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        SUPER VISION INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   699376 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 868042 10 2                                          PAGE 2 OF 5 PAGES

      1        Names of Reporting Persons
               I.R.S. Identification Nos. of Above Persons (Entities Only)

               BRETT M. KINGSTONE
               ----------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group                          (a): [ ]
               (See Instructions)                                                        (b): [ ]

               ----------------------------------------------------------------------------------
      3        SEC Use Only

               ----------------------------------------------------------------------------------
      4        Citizenship or Place of Organization

               USA

               ----------------------------------------------------------------------------------
                             5    Sole Voting Power
        NUMBER OF
          SHARES                  828,651
       BENEFICIALLY
         OWNED BY           ---------------------------------------------------------------------
           EACH              6    Shared Voting Power
        REPORTING
          PERSON                  -0-
           WITH             ---------------------------------------------------------------------
                             7    Sole Dispositive Power

                                  828,651
                            ---------------------------------------------------------------------
                             8    Shared Dispositive Power

                                  -0-
               ----------------------------------------------------------------------------------
      9        Aggregate Amount Beneficially Owned by Each Reporting Person

               828,651
               ----------------------------------------------------------------------------------
     10        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares           [ ]
               (See Instructions)

               ----------------------------------------------------------------------------------
     11        Percent of Class Represented by Amount in Row (9)

               28.7%
               ----------------------------------------------------------------------------------
     12        Type of Reporting Person (See Instructions)

               IN
               ----------------------------------------------------------------------------------

Note: All of the information set forth in this Amendment No. 2 to Schedule 13G is as of December 31, 2000.


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CUSIP NO. 868042 10 2                                          PAGE 3 OF 5 PAGES

Item 1.

         (a)      Name of Issuer:

                  Super Vision International, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  8210 Presidents Drive
                  Orlando, FL 32809

Item 2.

         (a)      Name of Persons Filing:

                  Brett M. Kingstone

         (b)      Address of Principal Business Office or if None, Residence:

                  c/o Super Vision International, Inc.
                  8210 Presidents Drive
                  Orlando, FL 32809

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Class A Common Stock

         (e)      Cusip Number:

                  868042 10 2

Item 3.

         N/A

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  828,651 shares (includes (i) 483,264 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by Kingstone Family Limited Partnership II ("Kingstone Family LP"), a limited partnership controlled by Mr. Kingstone and of which he is the general partner, on a one-for-one basis, (ii) currently exercisable warrants owned of record by Kingstone Family LP to purchase 289,187 shares of Class A Common Stock, (iii) currently exercisable options to purchase 54,000 shares of Class A Common Stock granted under a stock option plan


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CUSIP NO. 868042 10 2                                          PAGE 4 OF 5 PAGES

                  of the issuer, and (iv) 2,200 shares of Class A Common Stock owned of record by Kingstone Family LP.

         (b)      Percent of Class: 28.7%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           828,651

                  (ii)     Shared power to vote or to direct the vote:
                           -0-

                  (iii)    Sole power to dispose or to direct the
                           disposition of: 828,651

                  (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item. 10. Certification

                  N/A


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CUSIP NO. 868042 10 2                                          PAGE 5 OF 5 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001


                                               /s/ Brett M. Kingstone
                                             -----------------------------------
                                             Brett M. Kingstone